ARNALL GOLDEN GREGORY LLP
171 17th Street
Suite 2100
Atlanta, GA  30363

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

June 28, 2006

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 5212, Mail Stop 0510
100 “F” Street, N.E.
Washington, D.C. 20549-3628

Re:	PRG-Schultz International, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2006
File No. 0-28000

Dear Ms. Long:

On behalf of PRG-Schultz International, Inc. (“PRGS” or the “Company”), we transmit for filing PRGS’ response to comment 5 contained in the Staff’s letter of comment dated June 22, 2006. Due to the need for the Company to finalize and mail its proxy statement as soon as possible, this letter responds to only that comment that relates to the Company’s preliminary proxy statement. The Company will respond to the remaining comments, which address its Registration Statement on Form S-1, and file a corresponding amendment, in the very near future. For your convenience, comment 5 from the Staff’s June 22, 2006 letter is reprinted below in italics. The Company is currently targeting June 30, 2006 as the filing and mailing date for its definitive proxy statement.

Ms. Pamela Long
June 28, 2006

Pre 14A

Financial and Other Information

5. Disclosure that the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q/A for the period ended March 31, 2006 accompany the proxy statement and are incorporated by reference is inconsistent with disclosure under “Incorporation of Certain Documents by Reference” in which you state that the Form 10-K, as amended by Form 10-K/A, and the Form 10-Q, as amended by Form 10-Q/A, accompany the proxy statement and are incorporated by reference. Please revise to refer to each form as originally filed and any amendments to a form.

Response:

We have revised the proxy statement to consistently provide that the Company’s Annual Report on Form 10-K and Quarterly Report form 10-Q, as restated on Form 10-Q/A, are being delivered with the Proxy Statement and are incorporated by reference. Please see the attached pages.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review these responses at your earliest convenience and contact me to let me know if they address your concerns. You may contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:	Edward M. Kelly, Esq., Division of Corporation Finance
Peter Limeri
Victor A. Allums, Esq.

5.	To amend PRG-Schultz’s Articles of Incorporation in order to increase the number of shares of Series B Preferred authorized for issuance from 125,000 to 264,000.

6.
To amend PRG-Schultz’s Articles of Incorporation in order to revise the anti-dilution provisions of the Series A Preferred to provide that the conversion rate will not adjust for any conversions of Exchange Securities or exercises of stock options.

7.
To amend PRG-Schultz’s Articles of Incorporation in order to revise the anti-dilution provisions of the Series B Preferred to provide that the conversion rate will not adjust for any conversions of Exchange Securities or exercises of stock options.

8.
To amend PRG-Schultz’s Articles of Incorporation in order to revise the voting power provisions of the Series A Preferred to clarify that the holders will have the right to vote as a group on any bylaw amendments that adversely affect the rights of the Series A Preferred, but not every amendment to the bylaws.

9.
To amend PRG-Schultz’s Articles of Incorporation in order to revise the voting power provisions of the Series B Preferred to clarify that the holders will have the right to vote as a group on any bylaw amendments that adversely affect the rights of the Series B Preferred, but not every amendment to the bylaws.

10.	To transact such other business as may properly come before the meeting or any adjournments thereof.

The proxy statement dated June 30, 2006 is attached. Only record holders of the Company’s common stock and Series A Preferred at the close of business on June 2, 2006 will be eligible to vote at the meeting.

If you are not able to attend the meeting in person, please complete, sign, date and return your completed proxy in the enclosed envelope. Holders of common stock and Series A Preferred must complete two proxy cards—a common stock proxy card and a Series A Preferred proxy card. If you attend the meeting, you may revoke your proxy and vote in person.  However, if you are not the registered holder of your shares you will need to get a proxy from the registered holder (for example, your broker or bank) in order to attend and vote at the meeting.

By Order of the Board of Directors:
JAMES B. MCCURRY

Chairman, President and Chief Executive Officer
Date: June ~~19~~ 30, 2006

Copies of the Company’s Annual Report on Form 10-K~~, as amended by its Form 10-K/A,~~ for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as restated on Form 10-Q/A, are enclosed with this notice and proxy statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Proxy Statement incorporates the following previously filed reports by reference:

s	the Company’s Annual Report on Form 10-K for the year ended December 31, 2005~~, as amended by Form 10-K/A~~; and

s	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as ~~amended by~~ restated on Form 10-Q/A.

The Company is also delivering the above-referenced reports to the shareholders with this proxy statement.

It Is Important That Proxies Be Returned Promptly. Shareholders Who Do Not Expect To Attend The Meeting In Person Are Urged To Sign, Complete, Date And Return The Proxy Card In The Enclosed Envelope, To Which No Postage Need Be Affixed If Mailed In The United States.

By Order of the Board of Directors:

    [Insert James B. McCurry’s signature.]

Dated: June ~~19~~ 30, 2006